Exhibit 99.1

ARIS MINING INCREASES SEGOVIA GOLD MINERAL RESERVES BY +75% TO
1.3 MOZ AND ANNOUNCES PLANT EXPANSION TO INCREASE PRODUCTION RATE

Vancouver, Canada, November 27, 2023 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces updated mineral reserve estimates for its Segovia Operations in Colombia effective September 30, 2023 (the “2023 Mineral Reserve”). This updated mineral reserve estimate follows the updated mineral resource estimate announced on November 2, 2023 (See News Release from November 2, 2023). Aris Mining is also increasing the capacity of the Maria Dama processing plant within the Segovia Operations from 2,000 to 3,000 tonnes per day (tpd). As we have an existing unutilized ball mill on site, the costs for the plant expansion are estimated at $11.0 million and completion is expected by early 2025.

Neil Woodyer, CEO of Aris Mining, commented “We are pleased to announce a 75% increase to the high-grade mineral reserves at the Segovia Operations to 1.3 million ounces of gold at 11.63 grams per tonne. Based on our current operating profile, the updated estimate extends the reserve-only mine life to nearly seven years. Like other operations with extensive vein systems within a large mining title, we expect to continue to extend mine life through ongoing exploration programs.

Based on the increased mineral resource and reserve estimates, we are implementing a small-scope project to increase the processing capacity by 50% to 3,000 tpd at the Maria Dama plant by utilizing a previously purchased ball mill that is already on-site. This creates the potential to gradually increase annual gold production from 200,000 to 300,000 ounces, as we fill the extra capacity by increasing our mining rates. A portion of this extra capacity will be allocated to our artisanal and small-scale mining partners, offering processing solutions to them, while mitigating the environmental impacts of informal mining in Segovia.”

Figure 1: Growth of gold mineral reserves (in ‘000 of ounces or koz), net of production depletion1

1 See “Technical Disclosure and Qualified Person” section below for full disclosure of technical and scientific details.

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Segovia Operations – Maria Dama processing plant expansion

The capacity of the Maria Dama processing plant is currently 2,000 tpd following an expansion project from 1,500 tpd completed in 2022. The plant includes crushing, grinding, gravity concentration, gold flotation and regrind, cyanidation, Merrill-Crowe precipitation, and smelting of the precipitate and gravity concentrate to produce gold-silver doré.

The current project to expand to 3,000 tpd includes a previously purchased ball mill which is already onsite and the re-location and upgrade of the facilities that receive material from our artisanal and small-scale mining partners. The costs for construction are estimated at $11.0 million, with the construction timeline forecasting completion by early 2025. The addition of the ball mill to the existing circuit enables both higher throughput and more effective use of the current facilities, thereby enhancing the overall gold recovery rate for all processed materials. The new receiving facility for partner mined material is designed to increase volumes and efficiency.

Segovia Operations – mineral reserve estimates

Table 1 summarizes the 2023 Mineral Reserve effective September 30, 2023, a comparison to the 2022 Mineral Reserve effective December 31, 2022, and several years of previous mineral reserve estimates.

Table 1 Segovia Operations mineral reserve estimates1

Effective date	Proven			Probable			Proven & Probable
	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au	Tonnes	Grade Au	Oz Au
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
2023 Mineral Reserve 2022 Mineral Reserve	1,515 229	12.25 10.92	597 81	2,017 2,132	11.16 9.84	723 675	3,531 2,361	11.63 9.95	1,320 755
Change 2023 to 2022 Mineral Reserve (koz or %)								+17%	+565 +75%
31-Dec-2021	204	12.00	78.6	2,087	9.93	666.1	2,290	10.11	744.7
31-Dec-2020	187	13.86	83	2,009	8.51	550	2,196	8.96	633
31-Dec-2019	165	16.53	88	1,820	9.96	583	1,985	10.50	670
31-Dec-2018	79	11.72	30	1,862	10.99	658	1,941	11.02	688
31-Dec-2017	46	45.44	68	1,613	11.42	592	1,660	12.37	660

Notes:

•          There are no known mining, legal, political, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the mineral reserve estimate.

•          Totals may not add due to rounding.

2023 Mineral Reserve Notes:

•          A gold price of US$1,700 per ounce was used for the 2023 Mineral Reserve.

•          The 2023 Mineral Reserve utilized a gold cut-off grade of between 3.05 g/t and 3.40 g/t depending on mining area. The cut-off grade values were applied to vein grades diluted to a minimum mining height that varies according to the mining area.

•          The 2023 Mineral Reserve was prepared by Aris Mining technical staff under the supervision of and reviewed by Inivaldo Diaz, CP, Vice President Technical Services of Aris Mining Colombia.

Previous Reserve Notes:

•          The mineral reserve estimate used a US$ gold price per ounce of $1,250.5 in 2017, $1,275 in 2018, $1,350 in 2019, $1,600 in 2020, $1,650 in 2021, and $1,700 in 2022.

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The significant increase in the 2023 mineral reserve estimate as compared to 2022 is primarily the result of the increase in the measured and indicated mineral resource estimate effective September 30, 2023, as described in the news release of November 2, 2023.

The Segovia Operations' current operating profile within the mineral reserve zones includes owner mining at a rate of 1,050 tpd and partner mining at a rate of 350 tpd. The shallowly dipping, 1.2 m wide veins are first mined by Aris Mining employees using room and pillar and long wall methods to extract around 70% of the high-grade ore with a minimum mining height of approximately 1.2 m to optimize ore recovery and minimize dilution. The remaining pillar material is then extracted by our contractor and artisanal and small mining partners and purchased by Aris Mining based on the prevailing market price of gold and the recoverable gold grade of the mined material, incentivizing both productivity and higher grade material. Overall, this mining method achieves total ore recovery of between 90 and 95%. In addition, approximately 500 tpd is purchased by Aris Mining from partners operating outside the Segovia Operations’ mining titles.

Aris Mining will file an updated NI 43-101 compliant technical report in support of the 2023 Mineral Reserve and mineral resource estimates for the Segovia Operations on or before December 17, 2023.

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101. Ms. De Mark has verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release. Ms. De Mark has fully verified the sampling, analytical, and test data as well as the geological interpretation underlying the information or opinions disclosed in this news release by way of analysis of the data and the geological interpretations while preparing the mineral resource estimate and reviewing the mineral reserve estimate.

Unless otherwise indicated, the mineral reserve estimates, scientific disclosure, and technical information included in this news release are based upon information included in the following documents and NI 43-101 compliant technical reports:

•	for the mineral reserve estimate effective December 31, 2017, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Colombia" dated May 10, 2018 and prepared by SRK Consulting (US), Inc. (SRK);
•	for the mineral reserve estimate effective December 31, 2018, the technical report entitled "Amended NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia" dated July 8, 2019 and prepared by SRK;
•	for the mineral reserve estimate effective December 31, 2019, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Colombia" dated May 14, 2020 and effective as of December 31, 2019 and prepared by SRK;
•	for the mineral reserve estimate effective December 31, 2020, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study Update, Segovia Project, Department of Antioquia, Colombia" dated May 13, 2021 and effective as of December 31, 2020 and prepared by SRK;

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•	for the mineral reserve estimate effective December 31, 2021, the technical report entitled "NI 43-101 Technical Report, Prefeasibility Study, Segovia Project, Antioquia, Colombia" dated May 6, 2022 and effective as of December 31, 2021 and prepared by SRK; and
•	for the mineral resource estimate effective December 31, 2022, the mineral reserve estimates of the Segovia Operations is summarized, derived, or extracted from the news release of the Company dated March 3, 2023.

All of the documents referenced in this news release are available for review on the Company’s website at www.aris-mining.com and on the Company’s profile on SEDAR+ at www.sedarplus.ca

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine. Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Tyron Breytenbach Senior Vice President, Capital Markets +1.416.399.2739 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to results of the 2023 Mineral Reserve, the nature of the results of the 2023 Mineral Reserve, the filing of the technical report in support of the 2023 Mineral Reserves, the expected life of mine of the Segovia Operations, the expectation to continue to extend mine life through ongoing exploration, increasing the capacity of the Maria Dama processing plant and the details, benefits, costs and timing thereof and the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", “plan”, "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Statements concerning mineral reserve estimates and mineral resource estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2023, which are available on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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